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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 52311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westor Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1039 Robinson Road
(No. and Street)

Mohawk (City) **NY** (State) **13407** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bach **(212) 631-4250**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) **New York** (City) **New York** (State) **10038** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

OATH OR AFFIRMATION

I, Richard Bach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westor Capital Group, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTOR CAPITAL GROUP, INC.

Statement of Financial Condition

Year Ended December 31, 2010

Westor Capital Group, Inc.

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Westor Capital Group, Inc.
Mohawk, New York

We have audited the accompanying statement of financial condition of Westor Capital Group, Inc. (the 'Company") as of December 31, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westor Capital Group, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 28, 2011

WESTOR CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS		
Cash	$	1,757
Securities owned, at market		82,345
Clearing deposit		28,964
Due from clearing broker		1,849
Receivables from customers		41,300
Equipment, furniture and fixtures, net		9,349
TOTAL ASSETS	$	165,564
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	8,588
TOTAL LIABILITIES		8,588
Commitments and contingent liabilities		
Stockholder's equity		
Common stock, $0.001 par value, authorized 50,000,000 shares, issued and outstanding 1,030,000 shares		1,030
Additional paid-in capital		291,588
Retained earnings		(108,198)
Treasury stock, at cost		(27,444)
Total Stockholder's Equity		156,976
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	165,564

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Westor Capital Group, Inc (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission.

Nature of Business

The Company clears its securities transactions on a fully disclosed basis with another broker dealer. The Company provides brokerage securities trading; investments banking; and advisory and other financial services to customers. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2010.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis. Commission revenues are recorded on a trade date basis.

Investment Banking Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are recorded at cost. Depreciation is recorded on accelerated and straight-line methods over the estimated useful life of the related assets of five to seven years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statements and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, it based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NOTE 3 – FAIR VALUE OF INSTRUMENTS (continued)

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2010.

	Fair Value	Fair Value Hierarchy
Securities owned	$ 82,345	Level 1

NOTE 4- INCOME TAXES

The Company is included in the consolidated income tax returns filed by its parent. In accordance with their tax sharing agreement, federal and state income taxes are calculated based upon the total consolidated taxable income or loss. If the consolidated group owes taxes, these taxes are apportioned to each member of the group based upon its share of the consolidated taxable income. For 2010, there was no consolidated taxable income.

The deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. At December 31, 2010, the Company's parent had available for federal income tax purposes net operating loss carryforwards of approximately $1,260,000. Due to the utilization of net operating loss carryforwards, there was no income tax expense for 2010.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined, so long as the Company continues to be an introducing broker. Net capital changes from day to day, but as of December 31, 2010, the Company had net capital of $23,149 which exceeded its minimum requirement of $5,000 by $18,149, and the ratio of aggregate indebtedness to net capital was 0.3710 to 1.

NOTE 6 – OFF-BALANCE SHEET RISKS

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company pays its parent $1,000 per month for rent.

During 2010, the Company's parent repaid an officer loan receivable by contributing securities with a value of $115,000. In addition, the parent separately contributed other securities with a value of $5,000.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events in preparing these financial statements and believes that there are no subsequent events requiring disclosure.